UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities and Exchange Act of 1934

Date of Report: September 25, 2017

(Date of earliest event reported)

Invitae Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-36847	27-1701898
(State or other jurisdiction	(Commission	(I.R.S. employer
of incorporation or organization)	File Number)	identification number)

1400 16th Street, San Francisco, California 94103

(Address of principal executive offices, including zip code)

(415) 374-7782

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☒

Item 1.01	Entry into a Material Definitive Agreement.

On September 25, 2017, Invitae Corporation (“Invitae”) and its wholly-owned subsidiary Good Start Genetics, Inc. (together with Invitae, the “Company”) entered into a Marketing and Laboratory Services Agreement (the “Marketing Agreement”) with CombiMatrix Molecular Diagnostics, Inc. (“CMDX”), a wholly-owned subsidiary of CombiMatrix Corporation (NASDAQ: CBMX) (“CombiMatrix”). Pursuant to the terms of the Marketing Agreement, the Company will promote and market certain CMDX diagnostic tests, including miscarriage analysis tests (the “Tests”), to physicians and other healthcare providers in the same channels in which the Company markets its own diagnostic tests. The Company will also coordinate logistics, customer service and support for the Tests.

In consideration for the services provided by the Company under the Marketing Agreement, CMDX will pay the Company a $200 fee for each Test the Company markets and which CMDX processes, reports and bills to a patient, ordering physician or other healthcare provider and/or third party payer program, subject to all applicable federal, state and local laws, rules, and regulations, including, without limitation, the federal Anti-Kickback Statute and similar state anti-kickback laws and regulations. CMDX has also agreed to assist the Company in promoting and marketing the Tests by providing training and support and sharing educational materials and scientific publications. In addition, CMDX will remain responsible for Test performance, reporting and billing.

Under the terms of the Marketing Agreement, the parties will jointly own all data and results from Tests performed as a result of the Company’s promotional activities, and CMDX will retain ownership of the Tests and related intellectual property.

The term of the Marketing Agreement commenced on September 25, 2017 and continues until December 31, 2019, with automatic renewals for successive 12-month periods. The Marketing Agreement may be terminated by either party upon (a) 60 days’ notice prior to the end of the then-current term, (b) a material breach by the other party (subject to a 60-day cure period, or 10 days with respect to a breach of such party’s payment obligations) and (c) 60 days’ notice after the filing of bankruptcy, reorganization, liquidation or receivership proceedings by or against the other party. CMDX may also terminate the Marketing Agreement upon 30 days’ notice if the Company enters into an agreement with a third party for, or decides to internally develop, invasive prenatal diagnostic tests, pediatric array tests or miscarriage analysis tests.

The foregoing summary description of the Marketing Agreement does not purport to be complete and is qualified in its entirety by reference to the Marketing Agreement which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

As previously announced, on July 31, 2017, Invitae, Coronado Merger Sub, Inc., a wholly-owned subsidiary of Invitae (“Merger Sub”), and CombiMatrix entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Invitae will acquire 100% of the fully diluted equity of CombiMatrix. Pursuant to the Merger Agreement, Merger Sub will merge with and into CombiMatrix, with CombiMatrix becoming a wholly-owned subsidiary of Invitae and the surviving corporation in the merger (the “Merger”). As a precondition to the closing of the Merger, Invitae intends to conduct an offer to exchange (the “Warrant Exchange Offer”) each outstanding Series F warrant (CUSIP No. 20009T147) to acquire one share of common stock of CombiMatrix for 0.3056 of a share of common stock, par value $0.0001 per share, of Invitae.

Additional Information about the Merger and Where to Find It

In connection with the Merger, Invitae and CombiMatrix have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including (a) a registration statement on Form S-4 (Registration No. 333-220447) that contains a proxy statement/prospectus for CombiMatrix to solicit stockholder approval of the Merger and (b) a registration statement on Form S-4 (Registration No. 333-220448) that contains offer documents for Invitae to conduct the Warrant Exchange Offer, but the registration statements have not yet become effective. Investors and securityholders of Invitae and CombiMatrix are urged to read these materials when they become available because they will contain important information about Invitae and CombiMatrix as well as the Merger and the Warrant Exchange Offer. The proxy statement/prospectus and the offering documents and other relevant materials (when they become available), and any other documents filed by Invitae or CombiMatrix with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and securityholders may obtain free copies of the documents (i) filed with the SEC by Invitae, by directing a written request to: Invitae Corporation, 1400 16th Street, San Francisco, California 94103, Attention: Investor Relations or (ii) filed with the SEC by CombiMatrix, by directing a written request to: CombiMatrix Corporation, 300 Goddard, Suite 100, Irvine, California 92618, Attention: Investor Relations. Investors and securityholders are urged to read the proxy statement/prospectus, the offering documents and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger or the Warrant Exchange Offer.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Invitae and CombiMatrix and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CombiMatrix in connection with the Merger. Information regarding the special interests of these directors and executive officers in the Merger will be included in the proxy statement/prospectus referred to above. Additional information regarding Invitae’s directors and executive officers is also included in Invitae’s Annual Report on Form 10-K for the year ended December 31, 2016 and the proxy statement for Invitae’s 2017 annual meeting of stockholders. Additional information regarding CombiMatrix’s directors and executive officers is also included in CombiMatrix’s Annual Report on Form 10-K for the year ended December 31, 2016 and the proxy statement for CombiMatrix’s 2017 annual meeting of stockholders. These documents are available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at Invitae or CombiMatrix at the addresses set forth above.

Cautionary Statement Relating to Forward-Looking Information for the Purpose of “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the structure, timing, stockholder approval and/or completion of the Merger; Invitae’s future product offerings and growth potential; and Invitae’s business strategy, including its acquisition growth strategy, and its beliefs regarding the ways in which the Merger, Warrant Exchange Offer and Marketing Agreement will contribute to that strategy. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, and reported results should not be considered as an indication of future performance. These risks and uncertainties include, but are not limited to: risks and uncertainties associated with the parties’ ability to satisfy the conditions precedent to the consummation of the proposed transactions, including stockholder approval of and the ability to consummate the Merger, the ability of Invitae to conduct the Warrant Exchange Offer, and the participation 90% of the CombiMatrix Series F warrant holders in the Warrant Exchange Offer; the occurrence of any event that could give rise to the termination of the Merger Agreement; unanticipated difficulties or expenditures relating to the Merger or the Warrant Exchange Offer; legal proceedings that may be instituted against the parties in connection with the Merger or the Warrant Exchange Offer; disruptions of current plans and operations caused by the announcement or pendency of the Merger or Warrant Exchange Offer; the risk that expected benefits, synergies and growth prospects resulting from the Merger and Marketing Agreement may not be achieved in a timely manner, or at all; the risk the businesses of CombiMatrix may not be successfully integrated with Invitae’s business following the closing of the Merger; potential difficulties in employee retention as a result of the announcement and pendency of the Merger; the reaction of customers and potential customers, payers, partners and competitors to the announcement of the Merger; Invitae’s failure to manage growth effectively; Invitae’s ability to develop and commercialize new tests and expand into new markets; risks associated with Invitae’s limited experience with respect to acquisitions; and the other risks set forth in Invitae’s filings with the SEC, including the risks set forth in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017. These forward-looking statements speak only as of the date hereof, and Invitae disclaims any obligation to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Marketing and Laboratory Services Agreement dated as of September 25, 2017 by and between Invitae Corporation, Good Start Genetics, Inc. and CombiMatrix Molecular Diagnostics, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 27, 2017

INVITAE CORPORATION

By:	/s/ Lee Bendekgey
Name:	Lee Bendekgey
Title:	Chief Operating Officer